

Mail Stop 7010

August 29, 2007

via U.S. mail and facsimile

Mr. George E. Kazantzis
President & Principal Financial Officer
Envirokare Tech, Inc.
641 Lexington Avenue, 14th Floor
New York, NY 10022

      RE: Envirokare Tech, Inc.
               Form 8-K Item 4.01
               Filed August 28, 2007
               File # 000-26095

Dear Mr. Kazantzis:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please revise your filing to disclose if there were any disagreements through the subsequent interim period preceding the dismissal of the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-B.

2. In addition, please revise your disclosures in paragraphs 3 and 5 to disclose that there were no reportable events or you did not consult with PMB Helin Donovan, LLP through

the subsequent interim period preceding the dismissal of the former accountant. Refer to Item 304(a)(1)(v) of Regulation S-B.

3. We note that your independent registered public accountant is licensed in the state of Texas while your principal executive offices are in the state of New York. Confirm to us that PMB Helin Donovan, LLP is in compliance with the New York state licensing requirements. In the event of noncompliance with New York state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

You may wish to provide us with marked copies of each amended filing to expedite our review.
Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant